U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

BC FORM 53-901F

(Formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
Item 1: Reporting Issuer:	DRC Resources Corporation. 595 Howe Street, Suite #601 Vancouver, B.C. V6C 2T5 Phone: (604) 687-1629 - Fax (604) 687-2845 e-mail address: drcresources@uniserve.com

Item 2: Date of Material Change: October 8, 2003

Item 3: Press Release: Dated October 8, 2003 issued in Vancouver, British Columbia

Item 4: Summary of Material Change:

DRC Resources Corporation (TSX:DRC) is pleased to announce the results of the Pre-Feasibility Study for the Afton Copper-Gold Project. The Pre-Feasibility Study, prepared by Behre Dolbear and Company Ltd., is based on a Geological Resource of 56.3 million tonnes with the potential development of an underground mining operation. The Study shows a favourable estimated life of mine cash cost of US$0.15 per pound and a total cost of less than US$0.40 per pound of copper, both costs being net of precious metal credits. The Company continues to explore other areas on the Afton Property. A $1 million diamond drill program is presently concentrating on a mineralized area immediately east of the Afton zone.

Item 5: Full Description of Material Change:

Highlights of the Afton Pre-feasibility Study are as follows:
Geological Resource	Measured and Indicated[1]	56,330,000 tonnes
1.72% Cu Eq
Mineable Reserves	Proven and Probable	36,850,000 tonnes
1.83% Cu Eq
	Inferred Resource[2]	13,130,000 tonnes
1.80% Cu Eq
	Total	49,980,000 tonnes
1.82% Cu Eq

Mining Method - Underground Panel (Block) Caving
Production Rate (Mine & Mill)		9,000 tonnes per day
Total Metals Produced	Copper	1.135 billion lbs
	Gold	1.250 million ozs
Metallurgical Recovery	Copper	90%
	Gold	90%
Average Annual Production	Copper (at full production)	75 million lbs
	Gold (at full production)	80,000 ounces

Initial Capital Cost[3]		$149.7 million
On-going Capital (life-of-mine)		$191.4 million
Unit Operating Cost (at full production)		$9.77/tonne milled
Internal Rate of Return (after-tax)		+20%
Mine Life		17.5 years
Payback Period		3.74 years

Metal Price Assumptions ($US): Cu $0.85/lb., Au $375/oz., Ag $5.25/oz., Pd $200/oz.

Notes:

1. Afton Main Zone Only (@ 0.7% Cu Eq cut-off grade)

2. In a panel cave, all mineralized material in the drawdown cone is considered part of the mineable reserve.

3. Currency used throughout is $Canadian unless indicated

The Pre-feasibility Study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 ("NI 43-101").

Scope of Project

The Afton Copper-Gold Project has been planned as a 9,000 tonne per day panel cave operation. Following a two-year pre-production period, production will begin to ramp up reaching the full production rate of 3,285,000 tonnes per year in Year 3. The ore will be milled by conventional flotation techniques.

Afton Mineral Zone

The Afton Main Zone measures 800 meters in length, averages approximately 90 meters in width, and extends vertically at least 300 meters below the existing open pit. Mineralization consists of bornite, chalcopyrite and chalcocite in the northeast, turning to chalcopyrite with increasingly less bornite and chalcocite towards the southwest and at depth. Mineralogical and petrographic examination of the deeper mineralization suggests that the Afton deposit may be analogous to a magmatic copper-nickel deposit where the metal grades usually increase with depth.

Resources

Since 2000, DRC has drilled 90 diamond core holes for a total of 42,450 meters (140,000 ft.). Data from 83 of these 90 holes was used by Behre Dolbear to prepare a resource estimate, which was published as a Technical Report in May 2003, in compliance with NI 43-101. Measured, indicated and inferred resources were calculated using a geological block model with 10 x 10 x 10 meter blocks and ordinary kriging. A resource summary is presented below for the Afton Main Zone at a cut off grade of 0.7% Cu Eq.

Afton Main Zone Mineral Resource Estimate Summary - May 2003
Category	Tonnes	Grade						Contained Product In-situ
		Cu (%)	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq (%)	Au Eq (g/t)	Cu (M lbs)	Au (M ozs)

Measured	9,720,000	1.272	0.934	3.396	0.118	2.008	2.950	273	0.29

Indicated	46,610,000	1.021	0.806	2.484	0.116	1.659	2.438	1,049	1.21

Measured + Indicated	56,330,000	1.064	0.828	2.642	0.116	1.720	2.527	1,322	1.50

Inferred	22,240,000	1.001	0.813	2.295	0.129	1.650	2.424	491	0.58

The copper and gold equivalent calculation for the Resource Study was based on the following assumptions: 100% recovery for all metals, Copper US$ 0.75/lb., Gold US$ 350/oz, Silver US$ 4.75/oz, Palladium US$ 300/oz.

Reserves

Column heights and drawdown cones were established for two panels in the Afton orebody, one at Elevation 150 m ASL and the second at Elevation 0 m ASL. Specialized computer programs were then used to simulate the mining of these two panels, predicting mining dilution and mining head grade from each drawpoint. In the simulation run, mining continues at each drawpoint until ore is diluted by lower grade wallrock to a point where the grade falls below the economic cut off grade. From this simulation the mineable reserve is established.

Afton Mineral Reserve Estimate Summary - October 2003
Category	Tonnes	Grade					Contained Product In-situ
		Cu (%)	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq (%)	Cu (M lbs)	Au (M ozs)

Proven	7,494,000	1.258	0.884	3.348	0.107	1.963	207.9	0.213

Probable	29,356,000	1.120	0.839	2.557	0.109	1.800	725.1	0.792

Proven + Probable	36,850,000	1.149	0.848	2.718	0.109	1.833	933.0	1.005

Inferred Resource[1]	13,130,000	1.134	0.911	2.302	0.128	1.799	328.3	0.384

Total	49,980,000	1.145	0.864	2.595	0.114	1.824	1,261.3	1.532

Note 1: Normally an inferred resource is not included in mineral reserve disclosure. The mineral reserve for Afton consists of the inventory of measured and indicated blocks falling within the drawdown cone for the deposit. Unlike more selective mining methods, the inventory of inferred blocks falling within the drawdown cone is also included in the ore reserve. The reason for this is that once the cave begins to propagate, all material in the drawdown cone will report to the various drawpoints. Ore is removed from each drawpoint until it becomes diluted with lower grade material to a point where the grade falls below the economic cut off grade.

The mineral reserve estimate has been prepared by Behre Dolbear sub-consultant Metálica Consultores S.A. ("Metálica"), Chile under the supervision of Behre Dolbear Qualified Person, James A. Currie, P.Eng. The mineral reserve estimate has been prepared in accordance with NI 43-101, using methodology applicable to panel caving mines. Metálica is very experienced in panel caving operations, having worked on all of Codelco's panel cave mines in Chile.

Mining

At full production, the mine will produce 3,285,000 tonnes of ore per year for delivery to the mill. The panel (also known as block) caving mining method has been chosen to exploit the Afton deposit. A geotechnical study undertaken by SRK Consultants of Vancouver has indicated that the Afton rock mass is readily amenable to this mining method and compares favorably with the rock mass characteristics of a number of successful panel caving operations.

Metallurgical Response

Process Research Associates ("PRA") of Vancouver have done initial testing on Afton core from the DRC exploration programs and have found two main ore types: (1) chalcopyrite/chalcocite/bornite and (2) chalcopyrite with minor bornite/chalcocite. Both of these ore types are readily amenable to standard flotation process technology and recoveries are typically over 90% for both copper and gold. Concentrate grades are expected to average 34% copper in the first 6 years and 30% copper over the life of the mine.

Infrastructure

Situated only 10 km west of the City of Kamloops, British Columbia, the Afton Project is well located with respect to infrastructure. Power and water are both available on-site and Kamloops has all of the supplies and services that will be required for the proposed operation. The area also has a supply of skilled mining workers. The Company is pleased with the support we have received to date from the local community and the Provincial Government.

Environment

The Afton mine site is currently being reclaimed by the previous operator under permits that have been in place since the commencement of operation in the late 1970. Environmental issues are perceived to be minor and there is no record of any serious environmental concerns. The Company will conduct the necessary studies for the permitting process of a new operation.

Strategy

Behre Dolbear has recommended an underground exploration program, further metallurgical testing and environmental studies to take the project through the Feasibility Stage. In addition, management will continue to work on optimizing the production profile to maximize the value of the Afton Project. DRC intends to proceed with the recommended work program in the immediate future to advance the Afton Copper-Gold Project to a Feasibility Stage and on to a Production Decision as soon as possible.

Reference: Afton Copper-Gold Project Pre-Feasibility Study prepared by Behre Dolbear & Company Ltd., October 2003.

Item 6: Reliance on section 85 (2) of the Act: Filed on a confidential basis : Not Applicable.

Item 7: Omitted Information: Not Applicable

Item 8: Senior Officer: John H. Kruzick (604) 687-1629

Item 9: Statement of Senior Officer: "The foregoing accurately discloses the material change referred to herein."

Dated at Vancouver, British Columbia on the 8th day of October, 2003

"signed"

John H. Kruzick, President/Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION (Registrant)

Date: October 8, 2003	By:	_/s/ John Kruzick____________________
John Kruzick, President/Director